LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
November 19, 2008
VIA FAX AND EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

Re:	LEAF Equipment Leasing Income Fund III, L.P. (the “Registrant”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
File No. 333-137734
Dear Mr. O’Brien:
          This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated September 18, 2008 (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Note 7 – Debt, page 31
1.	You state your credit facilities include financial covenants but do not provide a discussion of the covenants. Given the significance of your credit facilities your operations and liquidity, please disclose, in future filings, the nature of each financial covenant for the various credit facilities and any covenants you may have violated. To the extent you violate your covenant(s), please provide a discussion of the consequences you are subject to due to default, regardless of your ability or intent to cure the violation and how this violation has impacted or will impact your liquidity, results of operations and the presentation of the debt on the face of your financial statements.

Mr. Terence O’Brien

Response: The Registrant will provide the additional disclosures in future filings, commencing with our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. Specifically, the Registrant will expand its debt footnote (Note 8 in its Form 10-Q for quarterly period ended September 30, 2008) as well as its liquidity discussion in MD&A to include the following language:
The Fund is subject to certain financial covenants related to its debt facilities.  These covenants are related to such things as minimum tangible net worth, maximum leverage ratios and portfolio delinquency.  The minimum tangible net worth covenants measure the Fund’s equity adjusted for intangibles and amounts due to the Fund’s General Partner. The maximum leverage covenants restrict the amount the Fund can borrow based on a ratio of the Fund’s total debt compared to its net worth. The portfolio performance covenants provide that the Fund would be in default if a percentage of the Fund’s portfolio of leases and loans are delinquent in payment beyond acceptable grace periods.
In addition, the Fund’s debt facilities include financial covenants covering affiliated entities responsible for servicing the Fund’s portfolio. These covenants exist to provide the lender’s information about the financial viability of the entities that service the Fund’s portfolio. These entities include RAI, LEAF and certain other affiliates involved in the sourcing and servicing of the Fund’s portfolio. These covenants are similar in nature to the Funds’ covenants and are related to such things as the entity’s minimum tangible net worth, maximum leverage ratios, managed portfolio delinquency and compliance of the debt terms of all LEAF managed entities.
As of September 30, 2008, the Fund is in compliance with all such covenants under its various debt agreements.
2.	In future filings please disclose the amounts available under each credit facility as of the end of the period to give an investor insight as to the cash amounts that you have available.

Response: The Registrant will provide the amounts available under each credit facility in future filings, commencing with our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. Specifically, the Registrant has added a table to its debt footnote (Note 8 in its Form 10-Q for quarterly period ended September 30, 2008) as well as its liquidity discussion in MD&A to show amounts available under each facility.
Form 10-Q for the Quarter Ended June 30, 2008
Note 3 – Acquisitions, page 11
3.	We note the disclosure regarding your acquisition of LEAF Funding, LLC in April 2008 and that you do not believe this acquisition constituted the acquisition of a business. Tell us your basis for concluding that this acquisition represented an asset purchase rather than the acquisition of a business. Refer to the guidance in Rule 11-01(d) of Regulation S-X and paragraph 6 of EITF 98-3. If this acquisition is an asset purchase, tell us how you determined that valuing these assets at cost was appropriate and cite the authoritative guidance that supports your conclusion.

Response: LEAF Funding LLC (LEAF Funding) is a special-purpose entity formed by our sponsor, LEAF Financial Corporation, to arrange the November 2007 financing of a lease portfolio acquisition. In April 2008, the Registrant acquired membership interests greater than 51% in LEAF Funding. At that time, LEAF Funding’s assets and liabilities primarily consisted of cash, a portfolio of leases, related debt facilities and security deposit obligations. The Registrant determined that the acquired interest did not contain elements or attributes of a business as described in paragraph 6 of EIFT 98-3 and Rule 11-01(d) Regulation S-X,

Mr. Terence O’Brien

namely an employee base to facilitate processes necessary for operations to obtain customers that would purchase the outputs of the purchased assets. Therefore, the Registrant concluded that the purchase did not constitute the acquisition of a business and as a result, the Registrant accounted for the acquisition as an asset purchase and recorded the purchase at fair value. Due to the proximity of LEAF Funding’s acquisition of the lease portfolio and the resultant purchase of LEAF Funding’s membership interests by the Registrant, the carrying value of the assets and liabilities approximated fair value. The reference to “cost” in the footnotes to the Form 10-Q for the quarter ended June 30, 2008 was incorrect and will be corrected in subsequent filings.

In the Registrant’s Form 10-Q for the Quarter Ended September 30, 2008, the note describing the accounting for the acquisition will be updated as follows:
From January to April 2008, the Fund accounted for its investment in LEAF Funding, LLC under the equity method of accounting since the Fund had the ability to exercise significant influence over operating and financial decisions of this entity. The acquisition of the remaining interest did not constitute a business combination as the acquired interest did not have the elements or attributes of a business as described in paragraph 6 of EIFT 98-3 and Rule 11-01(d) Regulation S-X. Accordingly, this acquisition was accounted for as an asset purchase and recorded at fair value.
Note 5 – Investment in Leases and Notes, page 12
4.	We note the significant increase in your provision for credit losses during the six months ending June 30, 2008 and the continued growth in your lease portfolio. Please ensure your disclosure in future filings includes the following:
▪	Please ensure that your critical accounting policy for your direct finance leases discusses in detail management’s methodology for determining the provision for loan loss and your allowance for loan losses, including all internal and external factors that impact collectibility, the risks inherent in leasing, current collateral values, loss rates and the procedures and steps performed to determine the loan loss,

▪	Please ensure you have included, in MD&A and your footnotes, information required in SAB 11:K such as a description of the nature and extent of any loans where known information about possible credit problems of borrowers causes management to have serious doubts as to ability of such borrowers to comply with the present loan repayment terms.
Response: The Registrant has reviewed its disclosures and will ensure that the disclosures in future filings include the items noted above, commencing with its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. Specifically, the Registrant has included, it is Form 10-Q for quarterly period ended September 30, 2008, expanded language related to its policy for estimating its provision for credit losses. This expanded language is included in Note 2 – Summary of Significant Accounting Policies and in MD&A under Critical Accounting Policies. In addition, the Registrant has added a section in MD&A titled “Finance Receivables and Asset Quality” which provides relevant data and expanded discussions on its lease portfolio.

Mr. Terence O’Brien

          The Registrant acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours,

Leaf Equipment Leasing Income Fund III, L.P.

By: LEAF Asset Management, LLC

/s/ Robert K. Moskovitz

Robert K. Moskovitz
Chief Financial Officer

cc:	Tracey McKoy, SEC Division of Corporate Finance